Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PRECIPIO, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

THE UNDERSIGNED, being a duly appointed and authorized officer of Precipio, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), does hereby certify, on behalf of the Corporation, as follows for the purpose of amending the Corporation’s Third Amended and Restated Certificate of Incorporation, as amended:

1.	The name of this corporation is Precipio, Inc.

2.	This Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation was duly adopted by written consent of the board of directors and the stockholders of the Corporation in accordance with the applicable provisions of Sections 222, 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3.	That the Corporation’s Amended and Restated Certificate of Incorporation, as amended, is hereby amended hereby amended by adding the following new paragraph as Section 4.5:

“Upon the filing and effectiveness (the “Effective Time”) of this Certificate Amendment to the Corporation’s Third Amended and Restated Certificate of Incorporation, as amended, pursuant to the Delaware General Corporation Law, each twenty (20) shares of the Common Stock issued immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s common stock, $0.01 par value per share (the “New Common Stock”), without any action by the holder thereof (the “Reverse Stock Split”) and without increasing or decreasing the authorized number of shares of Common Stock or the Preferred Stock. No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of New Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the New Common Stock on The Nasdaq Capital Market at the close of business on the date of the Effective Time. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Third Amended and Restated Certificate of Incorporation.”

IN WITNESS WHEREOF, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation has been executed this 21st day of September, 2023.

By:

Name:

Title: